February 2, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re: VV Markets LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 8

Filed January 24, 2023

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated February 2, 2023 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-qualification Amendment No. 8 Filed January 24, 2023

General

1.We note your response and amended disclosure in response to comment 2. Please revise the "How to Subscribe" section of your disclosure to reflect the information that has been added to your website regarding an investor's ability to invest within 48 hours following qualification of an offering.

The Company has amended its disclosure under “How to Subscribe” to reflect the fact that qualified offerings will be available for investment within 48 hours following qualification.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company